March 21, 2014

Derek B. Newman
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aspiration Funds: File Nos. 333-192991 and 811-22922

Dear Mr. Newman:

On December 20, 2013, Aspiration Funds (the “Trust”) filed a Registration Statement under the Securities Act of 1933 on Form N-1A on behalf of the Aspiration Flagship Fund (the “Fund”), a series of the Trust.  You provided written comments on January 17, 2014.  Subsequently, you asked that the Trust submit a supplemental response discussing the basis for the Fund’s fee structure.  That supplemental response is attached to this letter.  The Trust intends to file a Pre-Effective Amendment to its Registration Statement and a correspondence responding to the remainder of your comments separately.

If you have any questions, please contact the undersigned at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297

March 21, 2014
Derek B. Newman Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Aspiration Funds: File Nos. 333-192991 and 811-22922

Dear Mr. Newman:

On December 20, 2013, Aspiration Funds (the “Trust”) filed a Registration Statement under the Securities Act of 1933 on Form N-1A on behalf of the Aspiration Flagship Fund (the “Fund”), a series of the Trust.1  You provided written comments on January 17, 2014.  One of your comments was as follows:

Fees and Expenses (Page 3).: As indicated in the table, the Adviser will be providing the advisory services at no-charge. In your response, please explain any form of compensation or benefit (either direct or indirect) that the adviser will receive for managing the Fund, including whether any compensation or benefit are described in the investment advisory agreement between the Trust and the Adviser, and whether the Board has considered and approved any form of compensation or benefit that may accrue to the Adviser. In addition, please explain whether there are any current plans to change the Adviser’s compensation structure in the future. Based on your response to this comment and our review of the investment advisory agreement (once received), staff may have additional comments.

On March 6, 2013, Steven Howard, counsel to the independent trustees, and I called you and Jennifer Porter to discuss this comment and to provide background on Aspiration Fund Adviser, LLC (the “Adviser”) and its business model.  Following the discussion, you asked that we further describe the Adviser’s fee arrangement and provide the legal basis for such arrangement.  In particular, you asked that we analyze the permissibility of the fee arrangements under Sections 48(a), 15(c) and 36(b) of the Investment Company Act of 1940 (the “1940 Act”).

Background - Pay What Is Fair

The Fund is designed to give the everyday investor access to sophisticated, Wall Street investment strategies.  But rather than charging clients Wall Street-type fees, the Adviser has adopted a “Pay What Is Fair” pricing model.  This means that a client only pays what he or she thinks the Adviser’s advice is worth.

1 The Trust filed a pre-effective amendment solely to change the address of its principal office on December 23, 2013.

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297

Derek B. Newman
March 21, 2014 Page 2

Only clients of the Adviser may invest in the Fund and the Adviser does not advise any other funds or separately managed accounts.  In order to invest in the Fund, a client must first execute an investment advisory agreement and open an account with the Adviser.  At the time the account is opened, the client voluntarily determines the amount, if any, it chooses to pay the Adviser for investment advice.  The Adviser does not require a minimum advisory account fee and does not negotiate with the client.  The amount the client decides to pay, if any, is voluntarily chosen by the client.  For example, an individual client may choose to pay the Adviser 0.25% of the average daily value of her advisory account, while another advisory client may choose to pay the Adviser 0.10% for managing his advisory account.  Advisory clients also may choose not to pay the Adviser any amount for managing their accounts.  A copy of the Adviser’s client agreement is attached to this letter.

The Adviser also does not charge the Fund a management fee.  The only fee paid, if any fee is paid at all, is the advisory account fee.  Because the Adviser only advises clients to invest in the Fund, the Adviser will indirectly receive compensation related to its management of the Fund via the fee (if any) it receives for managing client advisory accounts.  However, regardless of the amount that advisory clients choose to pay the Adviser for managing their advisory accounts, all investors in the Fund will be treated equally with regard to the Fund management fee (i.e., 0.00%) and all investors in the Fund will benefit equally from the Adviser‘s management services.  The Adviser has no current plans to change this compensation structure.

Section 48(a) of 1940 Act

Section 48(a) of the 1940 Act provides that it is unlawful:

for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.

Liability under Section 48(a) is predicated on a violation of some other provision of the 1940 Act.  Thus, if a fund or adviser is acting in accordance with the 1940 Act, the regulations adopted by the Securities and Exchange Commission (“Commission”) or any order issued by the Commission, then the Commission does not have a cause of action under Section 48(a).

No provision of the 1940 Act prohibits an investment adviser from providing advisory services to a fund without charging a management fee.  It is a well-established practice for fund advisers to waive management fees or reimburse fund expenses to the extent necessary to limit total fund operating expenses to certain levels.  When an adviser waives advisory fees, all investors benefit equally, just as all investors in the Fund benefit from the 0.00% management fee charged by the Adviser.

Derek B. Newman
March 21, 2014 Page 3

The Commission staff may be concerned that the Adviser’s fee arrangement violates Section 18 of the 1940 Act.  Generally, Section 18 is designed to prohibit material differences among the rights of shareholders in a fund and prevent funds from issuing securities containing inequitable or discriminatory provisions.  Section 18 also is intended to protect investors from conflicts of interest among classes.  The Adviser’s fee arrangement does not violate Section 18 because the Fund offers only a single class of shares, all of which enjoy the same rights, privileges and obligations.  Each investor in the Fund bears the same expenses and receives the same level of services from the Adviser.2  Clients voluntarily paying the Adviser a higher advisory account fee do not receive services different from or in addition to services received by clients choosing to pay lower fees.  Because the voluntary advisory fee is paid at the Adviser account level but management services are provided at the Fund level where the Adviser’s management services benefit all shareholders in the Fund equally (i.e., the Adviser’s management services are directed toward the same portfolio of investments in which all investors share interests), the Adviser is not able to discriminate in favor of certain higher-paying clients.  In addition, because the same level of advisory services is provided to each investor in the Fund, there are no conflicts of interests between and among investors.

Rule 18f-3 and orders issued by the Commission  prior to the adoption of Rule 18f-3 permit funds to offer multiple classes of shares and allocate expenses differently among the classes, provided that all classes are charged the same advisory, custodial and other management fees.  This later requirement is based on the Commission’s position that advisory and other fees related to the management of a fund’s assets are not directly related to any specific service applicable to a particular class only and may therefore not differ between classes.  As stated, all shareholders receive the same services from the Adviser and are charged the same Fund management fee – 0.00%.  In addition, each advisory client is offered the same opportunity to pay what is fair.  The fact that one client may choose to pay more than another client does not change the fact that the management fee charged by the Fund is the same.  It is solely the decision of the investor to decide to pay what he or she believes is fair. The prohibitions in Section 18 and Rule 18f-3 are designed to prevent a fund and its adviser from charging a different fee to different investors for managing the same pool of assets.  The prohibitions are designed to prevent the Adviser from treating investors inequitably, not to prevent investors from deciding what to pay the Adviser.

It is not uncommon for an investment adviser to establish one or more mutual funds that are used exclusively by the adviser’s separate account clients.  These dedicated mutual funds allow the adviser to invest all of a client’s separate account assets in the mutual funds, thus reducing the administrative burden and financial costs of managing separate accounts.  The adviser typically will charge a fee only at the separate account level or the fund level in order to avoid double dipping.  To the extent the fee is charged only at the separate account level, the only factor distinguishing that fee arrangement from the Adviser’s fee arrangement is that the fees paid to the Adviser are entirely voluntary.  The fact that certain clients may voluntarily pay more is not a distinguishing factor because different separate account clients frequently pay different rates depending on the size and history of the account.

2 Although the Adviser does not assess a management fee, the Fund does incur certain other expenses (e.g., administrative, transfer agency and custodial fees, brokerage costs, etc.).  The Adviser has agreed to limit total fund operating expenses to 0.50% of average daily net assets.  The agreement to limit expenses will be in effect for at least one year.

Derek B. Newman
March 21, 2014 Page 4

Based on our analysis, we are not aware of any way in which the Adviser’s fee arrangement violates, directly or indirectly, any provision of the 1940 Act.  Absent such a violation, no liability would arise under Section 48(a).

Section 15(c) of the 1940 Act

Section 15(c) of the 1940 Act obligates a mutual fund director to request information necessary to evaluate the terms of any advisory contract between a fund and an adviser, and imposes a duty on an adviser to provide such information.  While the compensation arrangement between the Adviser and its individual advisory clients is not described in the Investment Advisory Agreement between the Trust and the Adviser, the terms of arrangement were made known to the Board of Trustees at the February 24, 2014 organizational board meeting at which the Investment Advisory Agreement was reviewed and approved by the Board of Trustees, including the independent trustees.  In addition, in approving the Investment Advisory Agreement, the Board considered the nature and quality of the services provided by the Adviser, the advisory fees assessed by other funds with investment objectives and strategies substantially similar to those of the Fund, any compensation or benefit that may accrue to the Adviser as a result of the investment advisory agreements between the Adviser and its individual clients, economies of scales (if any) and the expected profitability of the Adviser.

In approving the Investment Advisory Agreement, the Board of Trustees followed a robust and well-document process consistent with Section 15(c), relevant precedent and Commission interpretations.  Draft minutes of the organizational meeting, which have not yet been reviewed and approved by the Board of Trustees, are attached.

Section 36 of the 1940 Act

Section 36(b) of the 1940 Act provides that the investment adviser of a mutual fund has a fiduciary duty with respect to advisory fees or other payments of a material nature, paid to it by the fund or its shareholders.  Under Section 36(b), the Commission or any shareholder may sue the investment adviser or any affiliated person of the investment adviser, on behalf of the fund, for breach of fiduciary duty in respect of any compensation or payments paid by the fund or its shareholders. You have asked whether the Adviser’s fee arrangement violates the Adviser’s fiduciary duty under Section 36(b).

The Adviser believes that the proposed fee arrangement is entirely consistent with its fiduciary duty under Section 36(b).  The fees assessed the Fund are not excessive under the standards articulated in Gartenberg v. Merrill Lynch and Jones v. Harris.  Because each Fund shareholder is treated the same in terms of fees paid and services received from the Adviser, the Adviser has acted in a manner consistent with its duties of loyalty and care.  The management fee is fully disclosed to shareholders and because each shareholder also is an advisory client of the Adviser, each shareholder is fully aware of the benefits the Adviser may receive under the fee arrangement.

Derek B. Newman
March 21, 2014 Page 5

In addition to fulfilling its fiduciary duties to the Fund and its shareholders, the Adviser also has fulfilled its fiduciary duties to its advisory clients.  Unlike the typical advisory relationship between an adviser and its client where the client either is presented by the adviser with a standard fee schedule or is given the opportunity to negotiate fees with the adviser, in the instant case the client is responsible for setting the fee.  As a result, fees (if any) are arrived at through an entirely arms-length process.  The client is in a better position than the typical client because the client, rather than the adviser, is driving the fee setting process.

Conclusion

Because the proposed fee arrangement does not implicate any of the abuses Section 18 of the 1940 Act was designed to prevent, was approved by the Board after full disclosure and careful deliberation, and results in a low expense ratio that is in the best interest of shareholders, we do not believe the fee arrangement described in this letter is prohibited by any provision of the 1940, including Sections 48(a), 15(c) or 36(b).  If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible

cc:	Jennifer Porter
Steve Howard

INVESTMENT ADVISORY AGREEMENT

This Investment Advisory Agreement ("Agreement") is entered into effective as of the ____ day of _____________, 20____, by and between Aspiration Fund Adviser, LLC ("Adviser") and ________, ("Client").

In consideration of the mutual promises, covenants, and undertakings set forth herein, the parties hereby agree as follows:

1.           Appointment of Manager and Establishment of Account.  Client appoints Adviser to manage the assets in Client’s advisory account (the "Account") on a non-discretionary basis.  Client represents that he or she is the owner of the Account assets, and has full power and authority to enter into this Agreement and to commit the assets to Adviser's management and supervision.  Adviser shall provide advice only with respect to assets in the Account, including additions, substitutions and proceeds, and shall have no responsibility for the actions or non-actions of predecessor investment advisers or the management of any assets other than the assets allocated to the Account.  All services shall be performed in accordance with the following terms and conditions of this Agreement.

2.           Acceptance of Appointment.  Adviser accepts its appointment as investment manager for the Account.  As a condition of its acceptance of appointment, Adviser shall be entitled to rely on such financial and other information relating to investment of Account assets as it may receive from time to time from Client.  All assets in the Account will be invested only in shares of the investment company or companies ("Fund(s)") listed on Exhibit A, which may be amended from time to time.  Client understands and acknowledges that the Adviser serves as investment adviser to the Fund(s).

3.           Investment Authorization.  Client appoints Adviser as agent and attorney-in-fact with respect to investments on behalf of the Account.  Adviser shall carry out such investing only upon written instructions received from Client.  Pursuant to such instructions, Adviser shall direct the purchase, sale, exchange, conversion or other acquisition or disposition of shares of the Fund(s), as well as arrange for delivery and payment, and act on behalf of Client in all other matters incidental to the handling of Account investments as directed by Client. Client grants Adviser full authorization to issue such instructions, and engage in such transactions, as may be appropriate in connection with the management of the Account.

4.           Reports.  Reports as to investment performance of the Account shall be provided by the Fund(s) in which the Account assets are invested.  Clients invested in the Fund(s) receive prospectuses, supplements, annual reports, semi-annual reports and other periodic statements from the Fund.

5.           Fees.  Adviser does not charge a set advisory fee.  Instead, Client has the discretion to pay Adviser an annual fee (the "Advisory Fee") in the amount Client believes is fair.  Client has determined to pay Adviser the Advisory Fee set forth on Exhibit B.  Client may increase or decrease the Advisory Fee during the term of this Agreement upon written notice to Adviser, and such adjustment shall be effective as of the day such notice is received by Adviser.

The Advisory Fee, if any, is accrued daily and paid [monthly][quarterly] on the first business day of the following [month][quarter]. The value of the assets in the Account is based on each Funds closing net asset value determined in accordance with each Fund’s offering documents.  If advisory services are provided under this Agreement for only part of a calendar month, the Advisory Fee will be prorated for the period that such services are provided.  If this Agreement is terminated, all fees due to Adviser shall be prorated to the date of termination and shall be due and payable immediately.

6.           Custody of Account Assets.  Adviser will not take custody or control of Account assets at any time or under any circumstances.  Client assets are held by each investment company's transfer agent, and the investment companies' assets are held by its custodial bank.

7.           Non-Exclusive Agreement.  Client understands that Adviser performs, among other things, research and advisory services for other clients.  Client recognizes that Adviser may give advice and take action in the performance of its duties to such clients that may differ from advice given, or in the timing and nature of action taken, with respect to Account investments.  However, Adviser will attempt in good faith to allocate investment opportunities to Client's Account over a period of time on a fair and equitable basis compared to investment opportunities extended to other clients.  Nothing in this Agreement shall be deemed to impose on Adviser any obligation to purchase or sell, or recommend for purchase or sale, for the Account any securities or other investments which Adviser may purchase or sell, or recommend for purchase or sale for the account of any other client.

8.           Confidential Relationship and Marketing.  Except as otherwise provided in this Section 8, all information and advice furnished by Client or Adviser to the other, with respect to the Account, or other matters pertaining to this Agreement, shall be treated as confidential and shall not be disclosed to third parties except as otherwise required by law or as necessary to carry out the responsibilities set forth in this Agreement.

9.           Insider Information.  If, by reason of its investment management activities, Adviser obtains material non-public information, Client acknowledges that Adviser will not make any investment decisions based upon such information.

10.         Proxies and Certain Legal Notices.  Client retains the right and obligation to vote any and all proxies and Adviser shall be under no obligation to vote proxies on behalf of Client.  Adviser may, but is not required to, take any action or render any advice with respect to securities presently or formerly held in the Account, or the issuers thereof, which become the subject of any legal proceedings, including bankruptcies.

11.         Standard of Care.  Adviser shall perform its duties hereunder with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims (the "Prudent Person Standard"). It is agreed that the Prudent Person Standard set forth in the foregoing sentence constitutes the sole standard of care imposed upon Adviser by this Agreement.

Client understands that the investment decisions made for Client and the assets in the Account by Adviser are subject to various market, currency, economic, political and business risks, and that those investment decisions will not always be profitable.  Further, Client acknowledges and agrees that the value of investments made for the Account may go up as well as down, and are not guaranteed, and Adviser will not be liable for its failure to achieve any investment performance targets or goals set forth in the Investment Guidelines or otherwise articulated by Client.

12.         Limitation of Liability.  Client agrees that Adviser shall not be liable for (i) any loss suffered by reason of any investment decision, recommendation, or other action taken or omitted in good faith and in accordance with the Prudent Person Standard described above; (ii) any loss arising from Adviser's adherence to Client's instructions or its compliance with the Investment Guidelines; or (iii) any act or failure to act by the Custodian, by any broker or dealer to which Adviser directs transactions for the Account, or by any other third party.

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Securities laws impose liabilities under certain circumstances on investment advisers and other regulated persons even when they act in good faith, and therefore nothing in this Agreement shall in any way constitute a waiver or limitation of any rights which Client may have under federal or state securities laws.

13.         Client Representations.  Client represents that: (i) it is duly authorized to negotiate the terms of this Agreement, including fees, and to enter into (or renew) and perform this Agreement; and (ii) the signatory on behalf of Client is duly authorized by appropriate action to execute this Agreement Client undertakes to advise Adviser of any event that might affect the validity of any of the above representations.

14.         Acknowledgment.  Client acknowledges electronic receipt of Adviser's firm brochure (Form ADV, Part 2A), brochure supplements (Form ADV, Part 2B) and Adviser's privacy notice prior to, or at the time of, entering into this Agreement.

15.         Force Majeure.  If war, natural disasters, acts of terrorism, loss of utilities, government restrictions, trading halts, exchange or market rulings, extraordinary market volatility or exchange conditions, or any other conditions beyond Adviser's control temporarily make it impossible for Adviser to fully perform its duties under this Agreement, then the principles of force majeure will apply and the rights and obligations of the parties will be temporarily suspended during the force majeure period, to the extent performance is reasonably affected thereby.

16.         Waiver of Jury Trial.  The parties agree to waive any right to have a jury participate in the resolution of the dispute or claim, whether sounding in contract, tort or otherwise, between any of the parties or any of their respective affiliates arising out of, connected with, related to or incidental to this Agreement.  Instead, the parties agree that any dispute or claim to be resolved in court will be resolved in a bench trial without a jury. Notwithstanding anything herein to the contrary, either party may proceed to a court of competent jurisdiction to obtain injunctive relief at any time.

17.         Notices.  All written communication to each party pursuant to this Agreement shall be sent to the party at the address set forth below unless that party designates otherwise in writing.  Such communications shall be deemed given if delivered personally, if mailed (by registered or certified mail, return receipt requested and postage prepaid), if sent by overnight courier service for next business day delivery, by facsimile transmission, or by electronic transmittal with return receipt, to the appropriate address for each party.  Such communications shall be effective immediately (if delivered in person or by confirmed facsimile), upon the date acknowledged to have been received in return receipt, or upon the next business day (if sent by overnight courier service).

TO CLIENT:

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TO ADVISER:

Aspiration Fund Adviser, LLC
9200 Sunset Boulevard
Los Angeles, California 90069

18.           Assignment.  This Agreement is not assignable by Adviser without the prior consent of Client.  Adviser will provide Client at least thirty (30) days prior written notice of any assignment, and Client's consent will be presumed unless Client notifies Adviser otherwise in writing prior to the date of the assignment indicated on the notice.

19.           Termination and Survival.  This Agreement may be terminated with or without cause upon not less than thirty (30) days written notice by either party to the other (unless the parties mutually agree to any shorter period of notice).  Such termination will not, however, affect the liabilities or obligations of the parties under this Agreement arising from transactions initiated prior to such termination.  Upon termination of this Agreement, Adviser is under no obligation to recommend any action with regard to the securities or other investments held in the Account.  The following provisions shall survive the termination of this Agreement: Sections 5, 11, 12, 14, 15, 16 and 21.

20.           Entire Agreement and Amendments.  This Agreement represents the entire agreement between the parties with respect to the subject matter hereof.  Except as expressly addressed elsewhere, the terms of this Agreement may be amended from time to time only by mutual written agreement of the parties to this Agreement; provided, however, that Client may adjust the Advisory Fee set forth on Exhibit B in his or her sole discretion.

21.           Governing Law and Severability.  This Agreement will be governed and interpreted by the laws of the State of California without reference to the conflict of laws rules, except as superseded or pre-empted by applicable Federal law.  If any provision of this Agreement is declared or found to be illegal, unenforceable or void, then both parties shall be relieved of all obligations arising under such provision, but only to the extent that such provision is illegal, unenforceable or void, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting another provision that is legal and enforceable and achieves the same objective.

22.           Waiver and Counterparts.  The waiver by either party of a breach of any provision or condition of this Agreement shall not operate, or be construed, as a waiver of any other breach or an assent to a failure to comply with a condition or provision.  This Agreement may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and same instrument.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers or agents to become effective as of the day and year first above written.

Client

By:
Printed Name:
Title:
Address:

Facsimile:
Email:
EIN (if applicable):

AGREED and ACCEPTED
Aspiration Fund Adviser, LLC
By:
Printed Name:
Title:
Date:

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Exhibit A

Investment Guidelines

Aspiration Flagship Fund

Exhibit B

Advisory Fee

[ __%] of the value of the Account

Please initial and check the box below:

______ □  Upon opening of the Account, Client will establish a recurring Electronic Funds Transfer (EFT) from Client’s bank account to the Adviser to occur on the first business day of each [month][quarter] in the amount required to cover the Advisory Fee.  Each [month][quarter], Adviser will notify Client's bank of the Advisory Fee then payable.  If the cash balance in Client’s bank account is insufficient to cover the Advisory Fee, Advisory Fees will continue to accrue and will be charged at the next payment period.  If unpaid fees remain upon the next redemption of client's shares of the Fund, Client authorizes the appropriate Fund's transfer agent to pay to the Adviser that portion of the redemption proceeds equal to the accrued and upaid Advisory Fees.

Draft – March 19, 2014

MINUTES OF THE ORGANIZATIONAL MEETING
OF THE BOARD OF TRUSTEES OF
ASPIRATION FUNDS

February 24, 2014

The organizational meeting of the Board of Trustees of Aspiration Funds (the “Trust”) was called to order at 9:00 a.m., Eastern Standard Time, on February 24, 2014 at the offices of Thompson Hine LLP, counsel to the Trust, 41 South High Street, Suite 1700, Columbus, Ohio 43215.  The following persons were present:

Trustees and Proposed Trustees:	Joseph Sanberg, Trustee
Jack H. Jacobs, Independent Trustee
Xavier A. Gutierrez, Independent Trustee

Other Attendees:	Tina H. Bloom, Vice President, David R. Carson, Vice President, and Patricia M. Bruns, Attorney – Fund Administration of Ultimus Fund Solutions, LLP (“Ultimus”); and

Michael V. Wible, Esq. of Thompson Hine LLP (“Thompson Hine”), Counsel to the Trust;

Steven R. Howard, Esq. of Michelman & Robinson, LLP (“Michelman Robinson”), Counsel to the Independent Trustees; and

Alexandra Hyman, Chief Compliance Officer, and Andrei Cherny, Chief Executive Officer, Aspiration Fund Adviser, LLC (the “Adviser”).

1.    Consideration of Investment Advisory Agreement with Aspiration Fund Adviser, LLC; Consideration of Expense Limitation Agreement.  Mr. Howard referred the Trustees to the information provided in the Board Materials in connection with their consideration of the approval of the proposed Investment Advisory Agreement between the Trust and the Adviser.  He informed the Trustees that Section 15(c) of the Investment Company Act of 1940 (the “1940 Act”) requires that the Trustees, including a majority of the Independent Trustees, review and approve the terms of the Investment Advisory Agreement. Mr. Howard referred the Trustees to his memorandum (the “Memorandum”) concerning the Independent Trustees’ fiduciary duties and the 15(c) review process that was sent to the Independent Trustees prior to the Meeting and is included in the Board Materials.  Mr. Howard discussed the factors that must be considered by the Board of Trustees in approving an investment advisory agreement.  He explained the Gartenberg factors and how the U.S. Supreme Court affirmed the Gartenberg factors in its Jones v. Harris decision.  He also stated that regulations under the 1940 Act require the Trust to disclose in its first shareholder report the factors considered by the Trustees when approving the Investment Advisory Agreement and the Trustees’ conclusions with respect to the approval of such Agreement.

Mr. Howard reviewed and discussed the terms of the proposed Investment Advisory Agreement and Expense Limitation Agreement for the Fund, copies of which had been provided in the Board Materials.  He stated that, pursuant to the Investment Advisory Agreement, the Fund will not pay an advisory fee to the Adviser.  Mr. Howard explained that only clients of the Adviser may invest in the Fund and that such clients have the discretion to pay the Adviser a fee in an amount they believe is fair.  Mr. Howard stated that the Adviser has an innovative approach with regard to its advisory fee which is intended to enhance investor trust and confidence.  Mr. Howard also stated that the Investment Advisory Agreement will have an initial term of two years and will continue from year to year thereafter only if approved by a majority of the Trustees, including a majority of the Independent Trustees.  Mr. Howard then referred to the Expense Limitation Agreement and explained that the Adviser has agreed to reimburse the Fund’s operating expenses to the extent necessary to limit the Fund’s total annual operating expenses to 0.50% of the Fund’s average daily net assets for at least the first 12 months of the Fund’s operations.  He noted that the Expense Limitation Agreement permits the Adviser to recoup any expense reimbursements from the Fund for a period of three years following such reimbursement, provided such recoupment does not cause the Fund’s total annual operating expenses to exceed 0.50% of the Fund’s average daily net assets.

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Mr. Howard referred the Trustees to the Memorandum and industry advisory fee information for Multialternative Funds that was included in the Board Materials and was prepared by Morningstar as of February 11, 2014.  Mr. Howard asked Mr. Cherny to comment on, among other things, the financial condition of the Adviser, the Adviser’s key personnel, the quality and scope of the services to be provided by the Adviser and the Adviser’s investment process and compliance program.

The Independent Trustees excused all representatives of the Adviser, Ultimus and Thompson Hine from the meeting and then met in Executive Session with Mr. Howard to examine and discuss in detail the Gartenberg factors as they apply to the Investment Advisory Agreement.  In the Executive Session, Mr. Howard further reviewed the Independent Trustees’ responsibilities and fiduciary duties and answered related questions.  After the Executive Session, the representatives from the Adviser, Thompson Hine and Ultimus returned to the meeting and the Trustees discussed the Gartenberg factors:

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Nature, Extent and Quality of Services

The Trustees received and considered data and information regarding the nature, extent and quality of services to be provided to the Fund by the Adviser.  The Adviser’s SEC registration on Form ADV was reviewed by the Trustees.  The Trustees reviewed the qualifications, background and responsibilities of the members of the Investment Committee and other key personnel of the Adviser that will oversee the investment management and operations of the Fund.  After further discussion, the Board concluded that it was satisfied with the nature, extent and quality of the investment advisory services to be provided to the Fund by the Adviser.

Investment Performance of the Fund and the Adviser

The Board of Trustees noted that the Fund had not yet started operations and does not have a performance track record.  The Board of Trustees reviewed investment performance data of other Multialternative Funds prepared by Morningstar that was included in the Board Materials.

Expenses

The Board of Trustees considered statistical information regarding the Fund’s projected expense ratio and its various components, including contractual expense reimbursements.  It also considered comparisons of this expense ratio to the expense information for the Fund’s peer group, as determined by the Adviser, and funds within the Morningstar category of Multialternative Funds.  The Trustees noted that the overall expense ratio of the Fund, after expense reimbursements, will be significantly lower than the average and median expense ratios for Multialternative Funds and lower than the annual net expense ratio reported by Morningstar for each of the nine funds in the peer group for the Fund identified by the Adviser.  The Trustees observed that, under the expense cap arrangement agreed to by the Adviser, shareholders of the Fund are provided a competitive expense ratio during the first twelve months of the Fund’s operations.

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Investment Advisory Fee Rates

The Trustees discussed the Fund’s lack of an advisory fee under the Investment Advisory Agreement.  The Trustees noted that the mutual funds that the Fund proposes to invest in will have advisory fees.  Additionally, the Trustees received and reviewed information regarding the advisory fee rates of other funds in its relevant peer group of Multialternative Funds.  The Trustees determined that under the circumstances, the advisory fee of .00% of the Fund’s average daily net assets is fair and reasonable.

Profitability

The Trustees discussed the projected profitability of the Adviser and the other ancillary benefits that the Adviser may receive with regard to providing advisory services to the Fund.  The Adviser will receive advisory fees at the account level as an indirect benefit that is determined by each investor.  The Trustees agreed to look at the Adviser’s actual profitability after the Fund commences operations.

Economies of Scale

The Trustees discussed economies of scale and noted that Fund shareholders will benefit from the absence of a Fund advisory fee, as well as the 50 basis point expense cap.

After further discussion, and upon motion duly made and seconded, the Trustees, including all of the Independent Trustees voting separately, unanimously adopted the following resolutions:

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RESOLVED, that the proposed Investment Advisory Agreement between the Aspiration Funds (the “Trust”) and Aspiration Fund Adviser, LLC (the “Adviser”), on behalf of the Aspiration Flagship Fund, (the “Fund”), in substantially the form presented to this meeting be, and it hereby is, approved by the Board of Trustees (all Trustees voting) and separately by the Trustees who are not “interested persons” as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940 (“Independent Trustees”), and that the appropriate officers of the Trust be, and they hereby are, authorized and directed to enter into and execute the Investment Advisory Agreement with such modifications as the officer executing the Investment Advisory Agreement shall deem appropriate or as may be required to conform with the requirements of any applicable statue, regulation or regulatory body; and further

FURTHER RESOLVED, that the proposed Expense Limitation Agreement, between the Trust and the Adviser, on behalf of the Fund be, and it hereby is, approved by the Board of Trustees (all Trustees voting) and separately by the Independent Trustees, and that the appropriate officers of the Trust be, and they hereby are, authorized and directed to enter into and execute the Expense Limitation Agreement with such modifications as the officer executing the Expense Limitation Agreement shall deem appropriate or as may be required to conform with the requirements of any applicable statue, regulation or regulatory body.

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